SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)

                         Synthonics Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8716Y107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 27, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


                                   ----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

CUSIP No. 8716Y107                   13G                       Page 1 of 4 Pages


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Chloe Holdings, Inc.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,667,349 (includes 2,667,349 shares issuable under warrants exercisable within 60 days of December 27, 1999).
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          35,000 (See Item 4.)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,667,349 (includes 2,667,349 shares issuable under warrants exercisable within 60 days of December 27, 1999).
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            35,000 (See Item 4.)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,702,349 (includes 2,667,349 shares issuable under warrants exercisable within 60 days of December 27, 1999 directly held by the Reporting Person and 35,000 shares held by the Reporting Person for the benefit of other parties).

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        5.1% (See Item 4(b).)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

             CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Item 1(a). Name of Issuer:

                         Synthonics Technologies, Inc.

          Item 1(b). Address of Issuer's Principal Executive Offices:

                          31324 Via Colinas, Suite 106
                       Westlake Village, California 91362

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Chloe Holdings, Inc.

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

               Chloe Holdings, Inc.
               c/o Averil Capital Markets Group
               2029 Century Park East, Suite 1900
               Los Angeles, California  90067

________________________________________________________________________________
Item 2(c).  Citizenship:

               California

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

               Common Stock, par value $0.01 per share

________________________________________________________________________________
Item 2(e).  CUSIP Number:

               8716Y107

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          2,702,349 shares (includes 2,667,349 shares issuable under warrants exercisable within 60 days of December 27, 1999 directly held by the Reporting Person and 35,000 shares held by the Reporting Person for the benefit of other parties).

     (b)  Percent of class:
          5.1% (based on 53,346,973 shares outstanding on a fully diluted basis as of December 27, 1999), includes 2,667,349 shares issuable under warrants exercisable within 60 days of December 27, 1999 directly held by the Reporting Person and 35,000 shares held by the Reporting Person for the benefit of other parties.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 2,667,349 SHARES (INCLUDES 2,667,349 SHARES ISSUABLE UNDER WARRANTS EXERCISABLE WITHIN 60 DAYS OF DECEMBER 27, 1999).
          (ii)  Shared power to vote or to direct the vote 35,000 SHARES.
          (iii) Sole power to dispose or to direct the disposition of 2,667,349 SHARES (INCLUDES 2,667,349 SHARES ISSUABLE UNDER WARRANTS EXERCISABLE WITHIN 60 DAYS OF DECEMBER 27, 1999).
          (iv) Shared power to dispose or to direct the disposition of 35,000 SHARES.



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

               Not Applicable


________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Except in connection with 35,000 shares of the Common Stock held by Chloe Holdings, Inc. for the benefit of other parties, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

               Not Applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

               Not Applicable

________________________________________________________________________________
Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 6, 2000
                                        ----------------------------------------
                                                        (Date)


                                                   /S/ DIANA MARANON
                                        ----------------------------------------
                                                      (Signature)


                                             Diana Maranon/Managing Director
                                        ----------------------------------------
                                                      (Name/Title)